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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of remarks made by Michael Capellas, Compaq's Chairman and CEO, to Salomon Smith Barney, Inc. on February 13, 2002.

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                           KEN RANIERI:

Good afternoon and welcome to the CEO Series. I'm Ken Ranieri from the Research Service Center. Through the CEO Series, the research department gives you the unique opportunity to hear directly from some of the top management teams in corporate America to find out what they're thinking and where their companies are going. Today's show is particularly timely because the focus is on the potential merger of two corporate titans: Compaq Computer and Hewlett Packard.

Our guests today is Compaq Chairman and CEO, Michael Capellas. Also joining me is Cynthia Hiponia, an analyst who works with Rich Gardiner (PH) on our PC hardware team. She'll be conducting the interview. Salomon Smith Barney is an advisor to Compaq on its proposed merger with Hewlett Packard. And the views expressed by Mr. Capellas may not reflect the opinion of Salomon Smith Barney.

Founded in 1983, Compaq Computer is the world's largest supplier of personal computers. The company sells hardware, software, solutions and services in over 200 countries. Its products include enterprise computing, business critical solutions, networking and communications products, commercial desktops, notebook PCs and consumer personal computers. Welcome.

                           MICHAEL CAPELLAS:
Thanks.  Great to be here.

                           KEN RANIERI:
Welcome, Cynthia.

                           CYNTHIA HIPONIA:
Thanks, Ken.

                           KEN RANIERI:
I'll turn the reins over to you for the interview.

                           CYNTHIA HIPONIA:
Great.  Michael, thanks for coming.

                           MICHAEL CAPELLAS:
Always a pleasure.

                           CYNTHIA HIPONIA:
Well, let's begin with a discussion of your most recent results. You had a bit of a tough-- September quarter but rebounded very strongly in the fourth quarter and produced results well above not only your original guidance but even your pre-announced guidance. Can you discuss the reasons behind your third quarter loss and the sharp rebound in the fourth quarter?

                           MICHAEL CAPELLAS:
Well, yeah, I mean-- the third quarter was-- I think at the time I sort of described it as-- the perfect storm. You know, obviously the-- tragic events of September 11th affected everybody who had a-- had a calendar quarter. You know, literally not only-- was there just a freeze in-- in corporate activity. But it also played absolute havoc in logistics-- relevant to try to close supply chains, get shipments. We all know what happened to shipping lanes and-- and particularly the freight lines.

Second thing that if we remember we had a-- we had-- as things couldn't get much worse, we had a typhoon that also hit in Taiwan causing a lot of product to be (UNINTEL). And the big thing, though, is I think we just saw a pause in-- in spending, particularly in the commercial accounts. And when you sort of look back on third quarter, it's difficult to really sort of sort out which issues were which. But certainly can't be considered much of a-- a point and the trend lines.

So I mean, I think you had to sort of take it, freeze it, sort of put it aside. We were real pleased with our momentum in the fourth quarter. Sequentially, revenue was up-- 16-- 16 percent. We saw strength across all product lines, particularly pleased with products-- progress on our high end servers. Very, very strong momentum-- on our high end clusters and our industry standard servers. And we're real proud of our storage business.

In the third quarter we did take over world leadership in storage in both-- revenue, units shipped, capacity shipped. It's been a strong play for us. And we saw our PC business bounce back. It was a particularly strong quarter internationally. Sequentially, Europe was up 30 percent. We obviously gained some substantial share in Europe.

And so-- with a balance of our products-- you know-- a little over 50 percent of it now is-- comes from the enterprise base. But also more than half of our business comes from outside the US. So we have a peculiar mix which I think actually tends to work well in-- in the current economy. And we did have very, very strong growth-- in all regions outside the US.

                           CYNTHIA HIPONIA:
Great. Well, I know with your enterprise strength that surprised a lot of people. And although many people still view Compaq as a PC company-- the company did-- you did acquire two enterprise computer companies, Tandem and Digital Equipment back in `97 and `98. And your Intel based server business which you actually created back in `89 has also really evolved into a-- true enterprise quest business. What do you consider to be Compaq's least understood asset for market positions and enterprise computing?

                           MICHAEL CAPELLAS:
Yeah, well, I have a favorite story I like to tell about that. I sometimes use the line that-- you know-- all 15 of the world's largest stock exchanges run on Compaq hardware. Some people go, "You do that on PCs? That's simply amazing. How do you do that?"

And so-- really the portfolio we have is-- we-- we do a very strong position in fault tolerant computing which means that those systems which-- which can never go down. Which was-- the Tandem acquisition. That business continues to be strong. And it started in its core because they were-- for the systems like the New York Stock Exchange, NASDAQ which literally can never have a failure.

And then we branched that out to areas like retail. We're now starting to run large airline reservations systems like Sabre. A lot of people don't understand we're also the leader in super computing. We have-- you know-- won most of the large super computing projects. Things like Pittsburgh Super Computing which is the largest non-military-- computer in the world.

Do a lot of work for the Department of Defense. We've done three large projects. One in Australia, one in Japan, one in France that actually simulate atomic reactions so that-- so these-- these outfits can actually see what will happen if they run a nuclear test without having to running the test which of course has great environmental. And we're a leader in the new Life Sciences where obviously with (UNINTEL) and the cracking of the human genome, that was done on our super computing capabilities.

So those are the two high inventions. On our industry standard servers, there's an absolute mega trend in the industry. Linux and Windows are starting to move up the chain. These are four way processors, eight way processors. And so the market has the high end. Industry standard servers starting to grow. And then we supplement that with storage.

People often-- although I think we've gotten more acceptance later. We're now the largest storage company and storage revenue is obviously moving as capacity goes. And the probably other part is, is we have a very strong services organization.

People think of us as being sort of break-fix in the PC business. But we have a high end services business. That business is close to $2 billion a quarter now. And so-- pretty substantial part. And-- and-- you know-- it's a pretty good array of assets when you start thinking of our capabilities in the enterprise space.

And part of the--the benefit of having a great PC brand is it's a great PC brand. Part of the curse of having a great PC brand is it sometimes overshadows the kind of progress we've made in the other enterprise bases.

                           KEN RANIERI:
The gross in the enterprise market really to some degree is two-fold. One the overall pie getting bigger. And the other is your share. Maybe you can address some of the issues there.

                           MICHAEL CAPELLAS:
Well, what we've done is we've said that we want to be number one or number two in every segment we participate in. And so in the industry standard space we have long been the industry leader. We're in about 27, 28 percent of the overall market. But more impressively, in the higher end of that space, four way processors and the eight way processors, these are Intel based-- machines that are now moving into data centers.

We have-- a little over 45 percent of that market. And so we've been very, very strong on the high end. That's where our engineering-- of these solutions come into play. The storage business has been a great story. It was-- it was originally acquired from Digital Equipment. And we've been the leader in SAMs.

This is the next generation of storage which can be distributed. And then the other two areas are super computing. So we play very well at the high end. Play very well coming up into the enterprise. And both those segments are traditionally been a strength. And so-- you know-- each of those markets, I think, are-- going to continue to have growth. I mean, super computing will come on in the next-- period after people start to have all this rich data they simulate. And there's no question that web serving is continuing to drive our-- our Intel based market. So-- those are two pretty good spaces to be in.

                           CYNTHIA HIPONIA:
Yeah. Michael, I know some analysts on the street have expressed concern that either the merger related confusion or your recent decision to move away from your own micro-processor architecture over to Intel's forthcoming Itanium (PH) chip might cause sales of your Alpha server line to drop off significantly and with that the related storage and services.

In your analyst meeting recently in your 2002 guidance it implies really little or no decline in Alpha server revenue. And I was wondering if you could address. And really what gives you the confidence that sales there will remain stable going forward?

                           MICHAEL CAPELLAS:
Well, the first one is-- the customers. And so-- we continue to get positive feedback from the customers. The second one is, is you gotta execute in the market place. And we put up very, very strong numbers--

                           (OVERTALK)
                           MICHAEL CAPELLAS:
--in-- in the fourth quarter. 30 percent sequential growth is a very strong position. So what we see happening is the customers really say, "Do you have a road map that I can follow?" And the one thing I think we've done extremely well is we've laid out that for our Alpha processors, the real differentiation is our clustering software.

And the customers increasingly understand it's the software that-- differentiates. And the platform and micro-processor underneath it is unlikely that anybody will out-engineer Intel in the micro-processor space. So we have outlined a very clear road map that says we'll give the speed and performance on our current processor, a second speed performance on that. And then migrate to Itanium. Intel's obviously engineering muscle-- will continue to drive it.

So the customer can say, "I'm gonna get the both of best worlds. I'm gonna have the access to 64-bit technology on Alpha (UNINTEL). And I'll have a road map to what will clearly be the industry leader. And that road map's laid out. I can see a three year transition." And so really even while we've announced our intentions even compared to the other competitors, the question would be, "What is your road map?"

Are you giving three years out and can you support a micro-processor architecture? Can you spend enough money to compete with Intel? So you got great performance now, a clear road map and two unbelievably solid companies behind it. And so it's a great message for the customer. Also told the customers we'll help port-- all the applications over. So it is investment protection with growth. You know, that's what customers are interested in. I give our team a lot of credit. We went customer by customer to roll-- roll out the-- the road maps. And-- you know-- right now, the performance of these machines, particularly in a cluster environment, we're-- we're really providing great-- both great value and great performance as well.

                           CYNTHIA HIPONIA:
Great. Well, you definitely have good traction and enterprise. Now, I'm getting back to the PC part of your business. You've been trying for a number of years to ramp into a low-cost I guess Dell-like model.

                           MICHAEL CAPELLAS:
Right.

                           CYNTHIA HIPONIA:
And about two years ago you acquired some configuration and order management assets to accelerate this process. Can you discuss what this acquisition has done for Compaq? And where you are now in your pursuit of a competitive cost position for PCs?

                           MICHAEL CAPELLAS:
Yeah. We did actually having grown up in sort of a channel distribution model having a couple of false starts to try to say we really want to put a-- a direct capabilities in place. What we simply said is, "Well, what we're going to do is we're going to acquire these assets. We're going to create a separate entity. And that'll allow the internal management conflict to sort of be separated."

And from that point we started making fairly substantial progress. Those were the assets from Innacom (PH). What we've done now is in the US we're now up to about 65 percent of our commercial-- personal computers go direct through this engine. And about 1/3 of our commercial servers, our low end servers.

And so it has brought us exactly what we had hoped. Very rarely do these things sort of go exactly as planned. And in fact we're slightly ahead of the targets we laid out. We've still got some work to do obviously to-- Dell (UNINTEL) set the standard for the distribution side. A year ago, for example, we did-- 22 inventory turns and Dell was about 60.

This quarter we were about 60 and so we have picked up 40 inventory turns which is amazing. Now, since that time Dell's moved the bar up to 75. And so-- and so we still know we've got some work to do. But this has really jump started our direct capabilities. We're seeing the benefit in margins and we're starting to really see the benefits in inventory.

I also think that you now have going head to head really two of the great brands with-- with-- with two strong distributions. And what it has constructably done is the two of us are up here. And the rest of the industry's down here. And you notice some people are starting to exit the space. And that's because I think the bar has been changed. We'll continue to push it. We'll continue to drive it in Europe. We have some things we know.

And the other thing I'm unbelievably proud of is I now think we have the best web analytics and best web tools in the industry. We've put a huge amount of investment in our internet structure. If you go on our web page-- you know-- very clean, crisp in terms of its delivery. And-- our direct unassisted web sales were 72 percent last year which is-- definitely-- moving up. We went from number 19 to number six which makes us-- that's across all the districts and strengths. So pretty good.

                                CYNTHIA HIPONIA:
Great. Well, let's-- let's address the merger then. Now one of the points that opponents of the proposed merger with HP often cited that large technology mergers and acquisitions are exceedingly difficult and rarely yield expected returns.

And one of the specific examples they cite the most is Compaq's acquisition of Digital Equipment in 1998. And although I realize the integration was executed by a different management team can you give us your perspective on that-- integration? And discuss what's similar or different with the Compaq/HP merger?

                               MICHAEL CAPELLAS:
Yeah, it-- it's one way to sort of sit back. And I know you know you-- sometimes as-- as time goes on initial impressions are what people are stuck with. But it's interesting to look at the numbers now. The services business that we have today is 95 percent was part of the Digital acquisition.

That business today is $2 billion a quarter and it generates 13 percent return on sales. Very strong performance. We're now number one in the storage business. By-- by all regards-- you know-- number one in (UNINTEL PHRASE). That business was part of the acquisition that came off of Digital. And the super computing business was the Digital clustering software that came.

So while the initial integration was rough, intended to sort of paint the picture of what it has met, as we look now strategically, it pushed Compaq and the enterprise and from our profitability point of view, these are among the most profitable assets we have. And so-- you know-- for a $6 billion investment it's not too bad. But there were some tough integration questions.

One of the things that we didn't do very well is we made a couple of classic mistakes. First and foremost, rule number one in any-- any merger is make sure you take care of your sales force. Keep your customer facing organization tightly intact. Announce very clear product road maps so you know which products you're gonna sell so there's no confusion in the minds of the customers. There's no confusion in the minds of the sales force. And make sure that every employee in the company belongs to an entity.

This is the sense of community. You often create what I call disenfranchised employees. They just don't belong anyway. So it's-- it's not-- it's not rocket science. But it's-- it's so important. Focus on the customer, keep your sales force very clear, get product road maps out and clearly announce. And make sure you have clear accountability with every single person in the organization, in the cost center, in the profit center and-- and clearly tied down to a sense of accountability.

One of the first things that I did-- when I-- when I moved in the decision is say we are in four businesses. These are what the four are. You know, we're in commercial PCs, we're in industry standard servers, we're in business critical servers, we're in services. We have clear accountability. And absolutely cleaned up the product road maps and so that there was no competition of whether a sales person didn't know-- you know-- I can go on the same account. Which one do I sell?

And-- from that point we started to make some serious traction. So-- you know-- there are some things you gotta execute hard. My final comment to that is-- you know-- with all we've said there's never been a successful merger in the technology business. And we in technology are different. It's because we-- everything's changing for us so fast. It's all start-up.

And the reality of information technology is maturity. It is coming to a cycle where we're using many, many more standard components in the business. Standard micro-processors, standard data bases, standard operating systems. The industry is now one of size and scale. Over the last two quarters you've seen consolidation of lots of parts of it. They will undoubtedly be-- consolidation in telecommunications.

Look back a couple years-- ago there was a whole group of application software companies. Now there are three big ones. Data bases. Now there's three big ones. As the industry matures, consolidation of size and scale is as natural in this industry and by the way, we are getting to pretty standard manufacturing as well.

So it is a natural evolution of the business model. And the undeniable trend is consolidation of standard components as the industry starts to mature. So it's pretty natural to see some of that consolidation take place.

                           CYNTHIA HIPONIA:
Great.

                           KEN RANIERI:
You hit upon two key points. But clearly execution is the hallmark of any good company.

                           MICHAEL CAPELLAS:
Always.

                           KEN RANIERI:
What are your thoughts there? Obviously you talked about some history there and what your plans are going forward. But maybe you could speak to the comfort level as far as execution is concerned.

                           MICHAEL CAPELLAS:
Well, the first thing to manage here is easily the most difficult part. Which is not to imply that-- you know-- we don't have some challenges in front of us. Is we announced the deal on September 4th. And obviously we were shaken because a week later, September 11th, the whole world changed which caused all kinds of-- you know-- confusion. And-- obviously from a tragic nature, confusion much more than just our businesses-- really shook people to their cores.

But the fourth quarter was the time when you'd really wonder is-- could you execute? And that's the time when-- you know-- people would wonder is the merger a good thing? Is it a bad thing? What does it mean to me? And that's the time you're really-- you know-- is a good benchmark.

I thought we-- we executed extremely well. The numbers proved it. While HP won't be announcing number til tonight-- they certainly have indicated publicly that they feel they're certainly on track on solid execution. They've come out with that. And so at the end of the day, if both companies can show that they're executing near the transition time, that-- that's a strong story.

Second one is do you have a very clear integration plan? And-- you know-- and have you been through this before? We've got 450 people in a clean room-- doing a very strong job on the execution. And-- you know-- we've got some challenges in front of us. But-- I feel that the proof is we're executing now in the market place. We've got the clean (UNINTEL) execution of the integration working well. Now, of course, we've gotta deliver the market place.

But the positive signs are we've absolutely kept our eye on the ball-- as we've-- sort of moved forward with the merger. And quite frankly, if you can do this in an environment where we have some other noise in the market place, I think there's some other-- you know-- sort of noise out there of-- you know-- in the middle of a proxy fight. That is-- that is really a credit to keeping your eye on the ball.

                           KEN RANIERI:
Let's cut to the chase if we can. The biggest question coming up in-- in middle America is why should I vote for this merger? What are your thoughts there?

                           MICHAEL CAPELLAS:
Well, at the end of the day, there's two simple things we're doing. For the company, we're-- we're just creating an unbelievable opportunity to expand our reach in the market place. And two, with the synergies we're creating an unbelievable opportunity to drive earnings per share. If you look at the things I talked about-- people sometimes say you get two of everything.

Well, you gotta get a-- (UNINTEL). Compaq's got a very strong position in fault-- fault tolerant computing and super computing. HP has traditionally not been there. Compaq has never been in the commercial Unix business. HP is number two with a 28 percent share in commercial Unix. Very solid position there. HP has struggled in industry standard server. Compaq has the number one position.

HP's got a great high end storage plate. Compaq's got a great SAMs mid-range storage plate moving up. Compaq has never had a position in management software. HP has a leading product in OpenView (PH). And when you frame that, fault tolerant computing, commercial Unix, industry standard servers-- system management and storage and you frame it, you've got the-- you know-- an offering that can go head to head with IBM in a market that's consolidating.

When you really think of it, there are only five computing companies left. Only two of them go end to end. Add the services to it. We were number nine and ten respectively. Together we have 65,000 services people. And we'll be number three in the entire IT services platform. And you put size and scale behind it. So that gives us much broader reach. The way I describe it is we'll get an at bat with literally every customer. And so that'll allow us to really expand out.

So-- you know-- grow EPS, drive broader market and a consolidating industry. Take market leadership position, consolidate it down to two-- enterprise companies going head to head. Pretty powerful story.

                           CYNTHIA HIPONIA:
It is. But what are your customers saying? Your large corporate customers saying about the merger?

                           MICHAEL CAPELLAS:
Well-- you know--

                           CYNTHIA HIPONIA:
How much time are you spending addressing this with your customers?

                           MICHAEL CAPELLAS:
Well, since the world-- you know-- I-- I came out of this world, right? So I-- so-- you know-- these are still-- as much as my customers, many of them are friends as well. Having your customers as friends is a good-- a beautiful thing. (LAUGHTER)

One of the ways I use it-- I am still spending an enormous amount of time with customers. In fact, I-- just saw a number of them in Salt Lake City this weekend. But we also have four large customer councils-- for our different industry groups. And these are the leading IT people really-- in the respective industries. And they are a great barometer.

By and large, the customers are the most comfortable people with the merger. They very clearly see this is what you do. This is what HP does. It makes sense together. There is no question that the-- the most significant thing on enterprise customers' minds is, "I want fewer, more strategic partners." They've been all these small partners that have fallen out in the internet boom and bust.

And fewer strategic partners who can do more for me. And add the services component, it's absolutely worth doing. And to give IBM their due, they're proving this with some real-- with some real leverage in the making place as that model works for them. And so-- they also know-- pretty much that these are two companies which have a great, great track record of taking care of their customers-- particularly from a services point of view, problem solving point of view, issue resolution point of view.

So the customers say, "I buy from a lot of you-- both of you today for a lot of things anyway. It makes sense. I know I'll have a stable financially strong company. I want-- you know-- fewer partners which are more strategic." And the customers are generally-- you know-- quite, quite-- supportive.

                           CYNTHIA HIPONIA:
Okay. Well, you've really brought together probably the best senior management team that Compaq has enjoyed in the six years that we've been following the company. In particular, CFO, Jeff Clarke -- has executed extremely well during the recent downturn. Compaq's removed 1.7 billion in inventory and the supply chain.

You've produced annual SG&A by 12 percent. And you've generated over 1.5 billion in free cash flow. Can you give us a qualitative indication of the representation in the combined company we'll enjoy from your management team? And also will you give us more details on what your role-- what your role will be in the combined company?

                           MICHAEL CAPELLAS:
Well-- we've already announced-- the top level structure of the management team. And what you'll see is you'll see Peter Blackmore who runs our sales and service-- run the enterprise computing group. And-- which will have the primary part of the sales force. And Peter's done a great job for us.

You have Mike Winkler who'll run the supply chain-- on the operations side who's done a great job for us in driving those inventory reductions, making the direct model real. So we see Peter there. Stay tuned for further developments. But you'll see Jeff very active in the company. He's certainly a keeper. And-- and I have already been announced-- I'll be the president of the company. And all the line organizations will report into me.

So we've-- organized the company into a-- a-- a-- a personal systems group, an enterprise computing group, services group and, of course, imaging and printing. And-- those are the four organizations which will have end to end responsibility for those four business groups. Each one of them in their own right would be a top ten company in the entire world of the IT-- globally in IT.

So I mean, you've got four pretty big businesses.

And-- I feel pretty-- pretty-- comfortable that those four are all run by-- executives who-- who have the skills to make it happen. When you have that level of accountability early-- that allows you to make sure your synergies are identified, your market position's identified. And you keep your focus. And then we'll supplement them with Mike Winkler running the-- the horizontal process across the supply chain. So-- I feel very good about the team we have in place today.

But I feel-- awfully good about the team we have in the future. Our team has been meeting regularly-- which is-- you know-- in accordance with-- regulatory rules. And the other thing you look for is the chemistry across it is actually quite good. It's hugely helpful when they actually like each other. We found that out to be the case so far.

                           CYNTHIA HIPONIA:
Great.

                           KEN RANIERI:
You mentioned regulatory rules. But-- elaborate if you can as far as what's next in the process here.

                           MICHAEL CAPELLAS:
Well, what I can tell you is that-- you know-- obviously we've been through-- through Europe. And that has been announced. The FTC ruling is the next process. And about all I can say is we're working closely with them. And-- looking forward to a positive announcement.

But-- you know-- we-- they have not indicated to us. That would be inappropriate to give any direction. We're just hopeful of the positive announcement. And we'll just-- keeping working with them to answer their questions.

                           CYNTHIA HIPONIA:
And you've set the date for shareholder-- both you and HP have set the date, correct?

                           MICHAEL CAPELLAS:
Yep.  March 19th, March 20th, 37 days.  But who's counting?

                           CYNTHIA HIPONIA:
(LAUGHTER) Great.

                           KEN RANIERI:
Very good.  Michael, thank you so much for joining us.

                           CYNTHIA HIPONIA:
Thank you.

                           MICHAEL CAPELLAS:
Thanks.
                           (OVERTALK)

                          KEN RANIERI:
And thank you for joining us. From the research department at Salomon Smith Barney, I'm Ken Ranieri.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.